Exhibit (a)(1)

Dear Stockholders:

I am pleased to inform you that Audible, Inc. (“Audible”) has entered into an Agreement and Plan of Merger, dated as of January 30, 2008, with Amazon.com, Inc. (“Amazon”) and AZBC Holdings, Inc. (“Purchaser”), a wholly owned subsidiary of Amazon, pursuant to which Purchaser has commenced a tender offer to purchase all of the outstanding shares of Audible common stock for $11.50 per share, net to the seller in cash, without interest thereon.

There are several conditions to the completion of the tender offer, including that a majority of the outstanding shares of Audible common stock on a fully diluted basis be tendered and not withdrawn prior to the expiration of the offer. There are also certain regulatory approvals and other customary conditions to the tender offer that must be satisfied.

If the tender offer is completed and certain other customary conditions are satisfied, Purchaser will be merged with and into Audible, and any shares of Audible common stock not purchased in the tender offer will, by virtue of the merger and without any action by the holders of such shares, be converted into the right to receive an amount in cash equal to $11.50 per share.

A Special Committee of your Board of Directors, comprised solely of disinterested and independent directors, unanimously (1) determined that the merger agreement, the tender offer and the merger are advisable, fair to, and in the best interests of Audible’s stockholders, and (2) recommended that stockholders accept the offer and tender their shares of common stock pursuant to the tender offer.

Your Board of Directors, following the unanimous recommendation of the Special Committee, unanimously (1) determined that the merger agreement, the tender offer and the merger are advisable, fair to, and in the best interests of Audible’s stockholders, (2) approved the merger agreement and the transactions contemplated thereby, including the tender offer and the merger, and (3) recommended that stockholders accept the offer and tender their shares of common stock pursuant to the tender offer and approve and adopt the merger agreement and the merger.

In arriving at its recommendation, your Board of Directors gave careful consideration to a number of factors, including the material factors set forth in Audible’s Solicitation/Recommendation Statement on Schedule 14D-9. As noted in the Schedule 14D-9, the financial advisor retained by your Board of Directors’ Special Committee—Allen & Company LLC—has delivered a written opinion to the Special Committee stating that the consideration to be received by the Audible stockholders in the offer and the merger is fair, from a financial point of view, to the Audible stockholders. A copy of the written opinion, describing the assumptions made, matters considered and review undertaken by Allen & Company LLC is attached to Audible’s Schedule 14D-9 as Annex I.

Accompanying Audible’s Schedule 14D-9 are Amazon’s offer to purchase, dated February 11, 2008, a letter of transmittal for use in tendering your shares of Audible common stock and other related documents. These documents set forth the terms and conditions of the tender offer and the merger. We urge you to read the enclosed information and consider it carefully before deciding whether to tender your shares of Audible common stock.

Your Board of Directors and the management and employees of Audible thank you for your continued support.

Sincerely,

Donald R. Katz

Chief Executive Officer